Report for the third quarter ended December 31, 2005

Infosys Technologies Limited Regd. Office : Electronics City Hosur Road , Bangalore 560 100, India Tel : 91 80 2852 0261 Fax : 91 80 2852 0362

Letter to the shareholder

Dear Shareholder,

We are glad to report steady growth in the third quarter of fiscal 2006. Our initiatives in strategic alignment, capability building and operational excellence are all on track.
Our consolidated Indian GAAP revenues grew by 35.0% over the corresponding quarter last fiscal, while consolidated net profits before exceptional items increased by 30.6%. In US GAAP terms, revenues grew by 32.2% over the corresponding quarter last fiscal.
Our revenue guidance for fiscal 2006 is between Rs. 9,487 crore and Rs. 9,496 crore. In US GAAP terms, the guidance is $ 2.14 billion. Consolidated earnings per American Depositary Share are expected to be between $ 2.04 and $ 2.05.
It was a volatile quarter for the rupee. The benefit of rupee depreciation on the operating margin was offset by hedging losses at the non-operating level.
Liquidity continues to be strong. Offshore services volumes grew at 6.2% and onsite services volumes at 6.5%. We now have 14 clients billing (on a last twelve months, or LTM basis) at more than $ 40 million, and 7 at over $ 50 million.
This quarter, we inducted 5,135 (gross) employees. Our consolidated strength, including subsidiaries, has grown to 49,422. We recently celebrated the 10th anniversary of some of our development centers outside Bangalore. All these centers have matured and are contributing significantly to our growth.
Our continued focus on being the business transformational partner for our clients gained significant momentum. Building on our initiatives in the last quarter, we have been able to build on our consulting capabilities. Our collaborative approach to the market-place, combined with the strengths of our various business units, is boosting the competitiveness of our clients and is showing positive results.
This quarter we added 36 new clients, growing our portfolio of active clients to 454. We continued to enhance the competitiveness of leading companies in industries such as Retail, Aerospace, Insurance and Energy. Our Strategic Global Sourcing Unit, together with Infosys Consulting Inc., assessed the sourcing strategy and processes for a leading hi-tech company to enable it to consolidate vendors, reducing spend on local contractors while increasing spend on offshore managed services vendors. Our Hi-Tech and Discrete Manufacturing unit (HTDM) and our Product Engineering practice are helping a major hi-tech corporate in building a GSM cell phone for emerging markets. We partnered with a global software company to boost its R&D effectiveness by enhancing, maintaining and testing its core products.
New services such as Infrastructure Management Services (IMS) and Independent Validation Services (IVS) gained traction. In the IMS arena, we won a large multi-year contract in infrastructure support for a leading Europe-based global client in investment banking. On the IVS front, we are building a Testing Center of Excellence (TCoE) for the largest grocery home-shopping service in the world.
Our subsidiaries in China and Australia continued to win the confidence of clients in their markets. In Australia, our new wins include a retail chain, a pharmaceutical multinational, one of the world's largest privately owned professional services and recruitment companies, and an energy utility that supplies gas and electricity to 1.1 million homes. In China, a global provider of reliable power, precision environmental and connectivity solutions for telecommunications and data network infrastructure partnered with us to develop a next-generation energy system management software.
Finacle ® , our universal banking solution, consolidated its position as a preferred choice for large global banks. Among new wins are AN Bank, a Global 500 bank headquartered in Saudi Arabia, and two leading Indian banks - Centurion Bank of Punjab and UCO Bank.
As we move into the final quarter of the current fiscal year, we look forward to your support in beginning the 25th year of our inception with a renewed commitment to excellence and profitability. On your behalf, we thank all Infoscions.

	Nandan M. Nilekani	S. Gopalakrishnan
Bangalore January 11, 2006	Chief Executive Officer,President and Managing Director	Chief Operating Officer and Deputy Managing Director

Select Financial Data (Consolidated) - as per Indian GAAP

Profit and Loss Account for the Quarter ended

in Rs. crore, except per share data
	Dec 31, 2005	Dec 31, 2004	Year-on-year Growth (%)	Sep 30, 2005	Sequential Growth (%)
Income from software services, products and
business process management	2,532	1,876	35.0	2,294	10.4
Software development and business process management expenses	1,327	992	33.8	1,212	9.5
Gross profit	1,205	884	36.3	1,082	11.4
Selling, general and administrative expenses
Selling and marketing expenses	158	117	35.0	149	6.0
General and administration expenses	186	149	24.8	199	(6.5)
	344	266	29.3	348	(1.1)
Operating profit before interest, depreciation, amortization and minority interest	861	618	39.3	734	17.3
Interest	-	-	-	-	-
Depreciation and amortization	117	74	58.1	96	21.9
Operating profit after interest, depreciation, amortization and before minority interest	744	544	36.8	638	16.6
Other income	(5)	46	(110.9)	44	(111.4)
Provision for investments	-	-	-	1	-
Net profit before tax and minority interest	739	590	25.3	681	8.5
Provision for taxation*	83	93	(10.8)	69	20.3
Net profit after tax and before minority interest	656	497	32.0	612	7.2
Minority interest	7	-	-	6	16.7
Net profit after tax and minority interest	649	497	30.6	606	7.1
Earnings per share
(Equity shares, par value Rs. 5/- each)
Basic	23.68	18.50	28.0	22.26	6.4
Diluted	23.02	17.95	28.2	21.63	6.4

* The tax provision for the quarter ended Sep 30, 2005 includes Rs. 20 crore written back upon completion of assessment in an overseas tax jurisdiction.

Balance Sheet as of
in Rs. crore
	Dec 31, 2005	Mar 31, 2005
Shareholders' funds	7,312	5,225
Minority interest	60	-
Preference shares issued by subsidiary	-	94
	7,372	5,319
Fixed assets and capital work-in-progress	2,096	1,574
Investments	2,205	1,211
Sundry debtors	1,394	1,322
Cash and bank balances	1,694	1,576
Deferred tax assets	57	45
Other current assets net of current liabilities and provisions	(74)	(409)
	7,372	5,319

Select Financial Data (Consolidated) - as per US GAAP
Income Statement for three months ended
in United States Dollar millions, except per share data
	Dec 31 2005	Dec 31, 2004	Year-on-Year	Sept 30, 2005	Sequential
			Growth (%)		Growth(%)
Revenues	559	423	32.2	524	6.7
Cost of revenues	319	241	32.4	297	7.4
Gross profit	240	182	31.9	227	5.7
Operating expenses
Selling and marketing expenses	35	26	34.6	35	-
General and administrative expenses	41	34	20.6	46	(10.9)
Total operating expenses	76	60	26.7	81	(6.2)
Operating income	164	122	34.4	146	12.3
Other income, net	(1)	11	(109.1)	9	(111.1)
Income before income taxes and minority interest	163	133	22.6	155	5.2
Provision for income taxes*	18	21	(14.3)	16	12.5
Income before minority interest	145	112	29.5	139	4.3
Minority interest	2	-	-	1	100.0
Net income	143	112	27.7	138	3.6
Earnings per equity share ($)
Basic	0.53	0.42	26.2	0.51	3.9
Diluted	0.51	0.40	27.5	0.49	4.1
* The tax provision for the quarter ended Sep 30, 2005 includes $5 million written back upon completion of assessment in an overseas tax jurisdiction.
Balance Sheet as at
in United States Dollar millions
	Dec 31, 2005	Mar 31, 2005
Cash and cash equivalents	477	410
Investments in liquid mutual fund units	492	278
Trade accounts receivable, net of allowances	310	303
Property plant and equipment - net	457	352
Total assets	1,862	1,454
Preferred stock of subsidiary	-	21
Minority interests	13	-
Total stockholders' equity	1,639	1,253
Additional Information
Ratio Analysis - Indian GAAP Consolidated
	Quarter ended
	Dec 31, 2005	Dec 31, 2004	Sep 30, 2005
Software development expenses / total income (%)	52.41	52.88	52.83
Gross profit / total income (%)	47.59	47.12	47.17
Selling, general and administrative expenses / total income (%)	13.59	14.18	15.17
Operating profit / total income (%)	34.00	32.94	32.00
Tax / Profit before tax (%)	11.23	15.76	10.13
Days Sales Outstanding (DSO)	57	58	59
Cash and cash equivalents / total assets (%)*	52.86	49.46	58.26
ROCE (PBIT / average capital employed) (%) (LTM)	43.16	45.61	46.99
Return on average invested capital (%)* (LTM)	87.43	97.56	98.42
* Investments in liquid mutual fund units have been considered as cash and cash equivalents for the above ratio analysis
LTM - Last Twelve Months

Additional Information
The following information for the quarter ended December 31, 2005 is available in the Investors' section of our website ( www.infosys.com )
  Indian GAAP - Standalone :

1. Audited Balance Sheet, Profit & Loss Account, Cash Flow Statement, Schedules and Notes on Accounts for the quarter and nine months ended
December 31, 2005, and the related Auditors' Report

2. At a glance and

3. Ratio Analysis

  Indian GAAP - Consolidated :

Audited Balance Sheet, Profit & Loss Account, Cash Flow Statement, Schedules and Notes on Accounts for the quarter and nine months ended December 31, 2005 and the related Auditors' Report

  US GAAP :

1. Quarterly Report on Form 6-K for the quarter ended December 31, 2005 filed with the United States Securities and Exchange Commission, including the US GAAP Financial Statements, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Risk Factors and

2. At a glance

  Shareholder Information
  Addresses of offices and subsidiaries
This Report is furnished to investors for informational purposes only. Investors should continue to rely on the official filed versions of financial statements and related information and not rely on this Report while making investment decisions. Investors in our securities registered and traded in the United States of America should rely on official filings with the United States Securities and Exchange Commission.
Safe Harbor
Certain statements in this Report are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements related to our expectations regarding revenues for fiscal 2006 and our expectations regarding consolidated earnings per American Depositary Share. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.
Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, our report on Form 6-K for the quarterly period ended June 30, 2005, our report on Form 6-K for the quarterly period ended September 30, 2005 and our report on Form 6-K for the quarterly period ended December 31, 2005. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.